NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO ISSUE C$200 MILLION
OF SENIOR NOTES

Not for distribution to U.S. newswire services nor for dissemination to the United States.

NEW YORK, January 12, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced an offering of C$200 million of senior notes (unsecured) (“notes”) with a  January 17, 2017 maturity date and a yield of 4.30%.

The notes have been given provisional ratings of BBB (high) (stable) by DBRS and BBB- by Standard & Poor’s.

The notes are being offered through a syndicate of underwriters co-led by CIBC World Markets Inc., RBC Capital Markets and Scotia Capital.

The net proceeds of the issue will be used for general corporate purposes, including the repayment of indebtedness.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to United States persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 110 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.